SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 19)

Under the Securities Exchange Act of 1934*

Nabi Biopharmaceuticals

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

629519109

(CUSIP Number of Class of Securities)

Daniel S. Loeb
Third Point LLC
390 Park Avenue
New York, NY 10022
(212) 224-7400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019-6099
(212) 728-8000

May 24, 2011

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's  initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 629519109	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,618,100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,618,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,618,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 629519109	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,618,100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,618,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,618,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON* IN

This Amendment No. 19 (this “Amendment No. 19”) is being filed with respect to the common stock, par value $0.10 per share (the “Common Stock”), of Nabi Biopharmaceuticals, a Delaware corporation (the "Company"), to amend the Schedule 13D filed on April 17, 2006 (as amended by Amendment No. 1 thereto filed on April 27, 2006, Amendment No. 2 thereto filed on June 15, 2006, Amendment No. 3 thereto filed on August 16, 2006, Amendment No. 4 thereto filed on September 5, 2006, Amendment No. 5 thereto filed on September 14, 2006, Amendment No. 6 thereto filed on September 26, 2006, Amendment No. 7 thereto filed on October 4, 2006, Amendment No. 8 thereto filed on October 16, 2006, Amendment No. 9 thereto filed on October 30, 2006, Amendment No. 10 thereto filed on November 13, 2006, Amendment No. 11 thereto filed on May 11, 2007, Amendment No. 12 thereto filed on January 6, 2009, Amendment No. 13 thereto filed on November 23, 2009, Amendment No. 14 thereto filed on March 30, 2010, Amendment No. 15 thereto filed on April 15, 2010, Amendment No. 16 thereto filed on May 20, 2010, Amendment No. 17 thereto filed on December 20, 2010, Amendment No. 18 thereto filed on April 6, 2011 and this Amendment No. 19, the “Schedule 13D”).  This Amendment No. 19 is being filed on behalf of Third Point LLC, a Delaware limited liability company (the “Management Company") and Daniel S. Loeb, an individual (“Mr. Loeb," and together with the Management Company, the “Reporting Persons”).

The Management Company is the investment manager or adviser to a variety of funds and managed accounts (the “Funds”).  The Funds directly own the Common Stock to which this Schedule 13D relates, and Mr. Loeb and the Management Company may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

As of the date of this Schedule 13D, the Management Company and Mr. Loeb beneficially own 1,618,100 shares of Common Stock (the “Third Point Shares”).  The Third Point Shares represent 3.8% of the Common Stock, based upon the 42,797,118 shares of Common Stock outstanding as of April 25, 2011, as reported in the Company’s Form 10-Q for the quarterly period ended March 26, 2011.

Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

The Management Company and Mr. Loeb share voting and dispositive power over the 1,618,100 shares of Common Stock held directly by the Funds.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Management Company and Mr. Loeb, in Common Stock during the past sixty days.

Except for the transactions set forth on Schedule A hereto, during the past sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.  All of the transactions described on Schedule A hereto were effected by open market transactions in the NASDAQ Global Market.

Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

Each of the Management Company and Mr. Loeb ceased to be the beneficial owner of more than five percent of the Common Stock on May 25, 2011.

 [Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 26, 2011

THIRD POINT LLC

By:        Daniel S. Loeb, Chief Executive Officer

By:  /s/ William Song
Name:  William Song
Title:    Attorney-in-Fact

DANIEL S. LOEB

By:  /s/ William Song
Name:  William Song
Title:    Attorney-in-Fact

Schedule A

(Transactions by the Funds in Common Stock)

Date	Transaction	Shares	Price Per Share($)
3/30/2011	SELL	2,043	5.85
3/31/2011	SELL	126,357	5.80
4/1/2011	SELL	50,000	5.80
4/4/2011	SELL	52,000	5.80
4/5/2011	SELL	5,000	5.80
4/6/2011	SELL	50,000	5.80
4/7/2011	SELL	7,000	5.80
4/28/2011	SELL	1,500	5.80
4/29/2011	SELL	60,000	5.80
5/2/2011	SELL	15,000	5.80
5/4/2011	SELL	4,000	5.80
5/6/2011	SELL	50,000	5.80
5/10/2011	SELL	7,000	5.85
5/11/2011	SELL	20,000	5.85
5/20/2011	SELL	25,000	5.30
5/20/2011	SELL	32,200	5.32
5/23/2011	SELL	123,500	5.11
5/24/2011	SELL	200,000	5.365
5/25/2011	SELL	1,267,800	5.29
5/26/2011	SELL	62,000	5.50